SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



FORM l l-K



____Annual Report Pursuant to Section l5(d) of the Securities Exchange Act of 1934


For the fiscal year ended ___________


X Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934


For the transition period from April 1, 1994
to June 30, 1994


Commission file number 1-12


Full title of the Plan and the address of the Plan, if different from that of the issuer named below:



The Quaker Stock Bonus Savings Plan





     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:




                     The Quaker Oats Company
                     P.O. Box 049001
                     Chicago, Illinois 60604-9001


Item 1.    See Item 4.

Item 2.    See Item 4.

Item 3.   See Item 4.

Item 4.   Financial Statements and Exhibits

     (a)  Financial Statements

          The Quaker Stock Bonus Savings Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and the report of Washington, Pittman & McKeever, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

     (b)  Exhibit

          Consent of Independent Public Accountants -
          Washington, Pittman & McKeever.



                                   SIGNATURES


The Plan.  Pursuant to the requirements of the Securities Exchange
Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                              The Quaker Stock Bonus Savings Plan
                                       (Name of Plan)



                              ROBERT C. PENZKOVER
                              (Robert C. Penzkover)
                              Director-Employee Benefits


                              DENNIS M. CORRY
                              (Dennis M. Corry)
                              Manager-Benefit Plans


                              MELANIE PHEATT
                              (Melanie Pheatt)
                              Manager-Employee Benefits


Date:     December 20, 1994








                    Exhibit Index

Exhibit                                      Paper (P) or
Number              Description              Electronic (E)

  (a)               The Quaker Stock Bonus             P
               Savings Plan Financial
               Statements as of
               June 30, 1994 and
               March 31, 1994

  (b)               Consent of Independent             E
               Public Accountants